Exhibit 1.1

Embargoed until 7am

NEWS RELEASE
24 September 2002

Wolseley plc
Preliminary results for the year ended 31 July 2002

Record results for the sixth consecutive year

Financial highlights

•	Group sales up 10.7% to £8.0 billion (2001: £7.2 billion), with continuing activities* up 11.6%

•	Group operating profit before goodwill amortisation up 12.0% to £463.9 million (2001: £414.2 million) with continuing activities* up 13.0%

•	Group pre-tax profit before exceptionals and goodwill amortisation up 15.4% to £437.4 million (2001: £379.0 million)

•	Earnings per share before exceptionals and goodwill amortisation up 15.1% to 54.6 pence (2001: 47.4 pence)

•	Cash flow from operating activities up 12.8% to £584.1 million, contributing to year end gearing of 34.1% (2001: 46.4%) and reducing borrowings by £148.1 million. Interest cover is 16 times (2001: 11 times)

•	Final dividend up by 12.6% giving an increase in total dividends for the year of 11.8% to 18.9 pence

* Continuing activities exclude the manufacturing operations, all of which were disposed of by February 2001

Operating highlights

•	Strong performances in the UK, US Plumbing and Austria

•	£160.3 million invested in acquisitions with a further £96.8 million on capital expenditure

•	Branch network extended by 193 branches (7.0%) to 2,939 at 31 July 2002

Outlook

•	Outlook in the UK is favourable

•	Markets in Continental Europe are expected to remain flat

•	Key to activity levels in the USA depends on consumer and business confidence holding up but picture will remain mixed

•	Outlook in Canada is positive

•	Diversity and market strength of businesses should enable further progress over the coming year

Charles Banks, Group Chief Executive, said:

“We are delighted to report our sixth consecutive year of record trading performance, with double digit growth achieved in sales and earnings and continued market outperformance across all our principal operations. We’ve made good progress with the integration of our acquisitions which provide the platform for future growth opportunities. Our increased scale, market strength and diverse product range enables us to look forward with confidence against a background of challenging market conditions.”

SUMMARY OF RESULTS

	2002		2001		Change

Sales	£7,967.6	m	£7,194.9	m	10.7%

Operating profit
— before goodwill amortisation	£463.9	m	£414.2	m	12.0%
— goodwill amortisation	£(26.7	)m	£(17.8	)m

Total	£437.2	m	£396.4	m	10.3%

Exceptional loss on disposal of operations	—		£(70.0)	m

Profit before interest	£437.2	m	£326.4	m
Interest	£(26.5	)m	£(35.2	)m

Profit before tax
— before exceptionals & goodwill amortisation	£437.4	m	£379.0	m	15.4%
— exceptionals & goodwill amortisation	£(26.7	)m	£(87.8	)m

Total	£410.7	m	£291.2	m	41.0%

Earnings per share
— before exceptionals & goodwill amortisation	54.58	p	47.43	p	15.1%
— exceptionals and goodwill amortisation	(4.62	)p	(15.26	)p

Total	49.96	p	32.17	p	55.3%

Dividend per share	18.90	p	16.90	p	11.8%

Net borrowings	£545.6	m	£693.7	m

Gearing	34.1%		46.4%

Pre exceptional interest cover (times)	16		11

Pre exceptional dividend cover (times)	2.6		2.6

ENQUIRIES:

Wolseley plc tel: 0118 929 8700	Brunswick Group Ltd tel: 020 7404 5959

Charles Banks – Group Chief Executive	Andrew Fenwick
Steve Webster – Group Finance Director	Sophie Fitton
Jacqueline Sinclair-Brown – Director of Corporate Communications

An interview with Charles Banks, Group Chief Executive and Steve Webster, Group Finance Director in video/audio and text will be available from 0700 (BST) on www.cantos.com A live audiocast and slide presentation will be available at 09.00 (BST) on www.wolseley.com There will be a UK analyst meeting at 0900 (BST) at UBS Warburg Presentation Centre, 1 Finsbury Avenue, London EC2.

There will be a conference call at 14.30 (BST):
UK/European dial-in number:	+44 (0)20 8401 1043
US dial-in number:	+1 703 736 7292
Password:	Wolseley Prelim Results

The call will be recorded and available for playback on the following numbers:
UK/European replay dial-in number:	+44 (0)20 8288 4459
UK/European access code:	457002
US replay dial-in number:	+1 703 736 7336
US access code:	457002
The Instant Replay will be available until 16.00 on 26/9/02

2002 PRELIMINARY RESULTS

GROUP RESULTS

We are pleased to announce record trading results for the group for the sixth consecutive year. These results reflect particularly strong performances in the UK and North American Plumbing and Heating distribution businesses and demonstrate the resilience of the group’s businesses against a background of uncertain business conditions. They also achieve the group’s key financial targets of double digit growth in sales and earnings.

Group sales increased by 10.7% from £7,195 million to £7,968 million. Operating profit increased by 10.3% from £396.4 million to £437.2 million, after charging one off acquisition integration costs of £7.1 million and after crediting net property profits of £4.3 million. The increase in profit before tax (before exceptionals and goodwill amortisation) was 15.4% from £379.0 million to £437.4 million.

Sales and operating profits before goodwill amortisation (“trading profit”) on continuing activities increased by 11.6% and 13.0%, respectively. The effect of currency translation on the results was not significant.

The interest charge reduced from £35.2 million to £26.5 million, reflecting lower interest rates and strong cash flow. Operating cash flow increased by 12.8% from £518.0 million to £584.1 million.

The increase in earnings per share before exceptionals and goodwill amortisation was 15.1% to 54.58 pence per share.

STRATEGIC DEVELOPMENT

Last year the group outlined the strategic plans which are the road map to Wolseley’s success and will continue to play an important role in the future development of the business. Much of the year was spent creating the infrastructure to implement and enhance the strategy at the headquarters level and in the national companies. The results show that this strategy, whilst not complete, is proving effective.

•
In February of this year the new Head Office was opened and a major restructuring and expansion of the staff was implemented. Roles and responsibilities were expanded and focused to facilitate the development and implementation of strategy and governance.

•	Over the last year, the group has been reviewing the structure of its European distribution business, recognising that a more integrated approach is needed. This requires understanding of cultural and systems issues and good progress has been made.

•
The group recognises that the continued success of the business depends on its people and therefore takes the issue of management development seriously. This past year saw the first international group of managers attend a management development programme at the Darden School of Business at the University of Virginia. Plans are underway to complement and enhance this programme in conjunction with a leading European business school. The programme is designed to ensure that our future managers are exposed to the best business practices on both sides of the Atlantic and will be able to better understand the opportunities, challenges and necessary strategies to continue to develop the group’s strong international presence.

•
A significant part of the strategy has been to focus the US business into two consolidated national companies to leverage the best of the management, purchasing power and logistic skills. Significant progress was made in the US Building Materials division with the continuing implementation of the common ERP system and the conversion of the various companies to “Stock Building Supply” as an identifiable national brand. As for the plumbing, heating and pipe side of the business, tremendous progress was made in integrating Ferguson, Familian Northwest and Westburne USA along with other acquisitions into the Ferguson organisation. This work will continue in the coming year.

•
Through all of this reorganisation and internal focus, the group remained committed and focused on the tough target of double digit sales and earnings growth. This was achieved and is a great compliment to the management and the employees of Wolseley on both sides of the Atlantic.

The group will continue to implement the strategy that has been laid out and build on the strong foundation of its past. Work will continue so that the infrastructure and investments are in place to move the company ahead, while at the same time providing the appropriate governance to ensure that financial prudence, conservative accounting principles and integrity of operation remain a high priority.

BUSINESS EXPANSION

During the year, 14 acquisitions were completed for an aggregate consideration, including debt, of £160.3 million (2001: £399.6 million). The slightly lower level of acquisition spend compared to the average annual target of £200 million a year reflected the uncertainties in the market in the immediate aftermath of the events of 11 September. The level of acquisition spend each year in each division will vary as opportunities arise. The group continues to seek acquisitions to expand all areas of its activities.

In Europe, the £60.3 million of acquisitions include the group’s first entry into plumbing and heating distribution in the Netherlands, through the £36 million acquisition of Wasco Group in July 2002, the leading heating equipment and spares distributor in that country. This acquisition will be used as a platform for expansion of the sanitaryware business and the opening of new collect centres to service smaller, professional contractors. Wasco’s spares business will also be developed, utilising its recently established 110,000 square feet spare parts distribution facility. In the UK, Wolseley Centers expanded its plastic pipes distribution business by acquiring 26 outlets from Glynwed Pipe Systems for a consideration of £23 million.

Most of the £86.3 million acquisition activity in North American Plumbing and Heating Distribution related to the expansion of Ferguson’s presence in the fast growing waterworks market. Clayton, the fourth largest distributor of waterworks, wastewater and storm drainage material in the USA, was acquired in April for £75 million. Clayton operates 31 branches in 6 states (Florida, Louisiana, Texas, Arkansas, Georgia and Mississippi) and one in each of Barbados and Trinidad. The business has a particularly strong market position in Florida which has a high investment in the waterworks and underground drainage sector. Wolseley’s Canadian business completed three acquisitions for £4 million, primarily to expand its presence in the HVAC and engineered pipe markets.

The US Building Materials Division completed two acquisitions in Washington State and Northern Virginia for £13.7 million as part of its continued strategy to expand its geographic coverage into markets which offer good growth prospects.

Further details of acquisitions are set out in note 5.

Branch numbers increased by 193 (7.0%) to a total of 2,939 at 31 July 2002. A net 104 new branches were opened during the year. In the UK, 86 were added bringing the total to 1,219. In mainland Europe, 52 new branches were added bringing the total there to 580. There were a net 29 closures in the USA, primarily due to a disposal of certain loss making HVAC locations and closure of duplicated Westburne US locations. The number of locations in North America, including Canada, now totals 1,140.

Net capital expenditure was £96.8 million (2001: £108.8 million), demonstrating continued investment in the group’s operations as a platform for future growth.

REVIEW OF OPERATIONS

European Distribution

The division produced 31.6% (2001: 33.0%) of the group’s turnover and 36.9% (2001: 38.2%) of the group’s trading profit.

Sales for the division increased by 6.2% from £2,371.4 million to £2,517.5 million, including an organic increase of 2.7%, driven by strong growth in the UK businesses and an incremental contribution of £69.9 million from acquisitions, mainly in the UK. Trading profits increased by 8.3% from £158.2 million to £171.4 million. The divisional net margin increased from 6.7% to 6.8% of sales.

The UK was the strongest market in which the group operated during the financial year. The principal driver was the RMI (repairs, maintenance and improvement) market which was buoyed by strong consumer demand against the background of lower interest rates, low unemployment and house price inflation. Conversely, the group’s Continental European markets were flat.

UK

Wolseley Centers took full advantage of a strong UK market and increased sales by 8.7% to £1.7 billion, including an organic increase of 4.5%. Trading profit was 11.3% higher at £128.7 million. Each of the four trading divisions increased its gross margin percentages compared to the prior year. The overall net margin percentage was up from 7.6% to 7.8% of sales, despite increased costs relating to the move into two new distribution centres.

The UK lightside division opened an additional 51 branches to further increase market share and better service customer needs. Organic growth in lightside was just under 7% and the net margin percentage was unchanged on the prior year. Heavyside focused on margin enhancement and cost containment. It also benefited from acquisitions, adding to its timber product offering. The net margin percentage in heavyside has risen substantially over the last four years, due to improved purchasing flowing from increased scale, operational efficiency and a more favourable product mix. The margin is now close to 8% of sales. Demand was weakest in the Industrial and Commercial division, although the market trends improved in the second half and trading profit was up on the previous year. The warmer weather did not help the spares division, where sales demand is higher in colder periods and trading profits ended marginally down on last year.

France

Whilst the trends were better in the second half, Brossette reported lower sales and profits than in the previous year, despite achieving a higher gross profit percentage. There were a number of factors which adversely affected Brossette’s performance. The heating market, which traditionally accounts for approximately 40% of Brossette’s product range, was weak throughout the year reflecting a move away from gas and oil fuelled boilers to electricity. Brossette out-performed in a period of overall market decline and has expanded its product offering to include electrical heating products. It is also in the process of centralising certain functions and refining its distribution network. Although the introduction of the 35 hour week in France has impaired productivity, these infrastructure changes will result in synergies and cost savings in future years. Brossette’s net margin percentage was down on the previous year.

Rest of Europe

Despite one of the worst construction markets in the last decade, OAG in Austria achieved a 5% increase in sales and an improvement in trading profit of 29%. The new management team has increased the focus on cost savings, product expansion and margin enhancement. The resulting net margin percentage was ahead of last year. OAG’s subsidiaries in the Czech Republic and Hungary now account for nearly 14% of OAG group sales. Particularly good progress was made in Hungary where both sales and profitability increased whereas conditions in the Czech Republic were more difficult.

Manzardo, in Italy, focused on expansion of its branch network and other organic growth in the absence of suitably priced acquisitions to increase critical mass more quickly. At 31 July 2002, the branch network comprised 17 locations, including 11 express stores, which have been developed using the tried and tested French business model. Manzardo now operates in more than double the number of locations than at the time of acquisition. Sales increased by 6% but trading profits expanded at a lower rate due to the costs associated with new branch openings.

The market for CFM in Luxembourg was adversely affected by increased competition from German companies seeking business elsewhere to escape their own depressed markets. However, CFM produced sales growth of just over 2% and an increase in trading profit of nearly 20%, assisted by certain one-off credits.

Wasco in the Netherlands, which was acquired in early July 2002, produced a result in line with expectations for the first month’s trading within the group.

North American Plumbing and Heating Distribution

The division produced 45.1% (2001: 41.7%) of the group’s turnover and 43.3% (2001: 37.5%) of the group’s trading profit.

Sales for the division increased by 19.7% from £3,000.5 million to £3,592.4 million. Acquisitions generated £629.9 million of additional sales. After taking into account the effect of closed locations, principally the duplicated Westburne locations in the USA and adjusting for a small amount of price deflation, organic sales volumes in the USA were flat, year on year, in a market that declined by an estimated 5%. This demonstrates a clear market outperformance.

Trading profit for the division increased by £45.2 million (29.1%) from £155.5 million to £200.7 million. The incremental contribution from acquisitions made in 2001 and 2002 was £31.3 million. The contribution from Westburne, which was purchased in July 2001 exceeded expectations. The net margin percentage of the division improved from 5.2% to 5.6% of sales, reflecting continued benefits of scale and operational efficiency from distribution centres in the USA, increased labour productivity and the contribution from the higher margin Canadian business.

USA

Trading patterns in the USA remained mixed throughout the year, both by business segment and geography. The Industrial and Commercial sector has not yet shown any signs of recovery, whereas activity levels relating to housing, remodelling and infrastructure spending were satisfactory despite uncertainty as to the general direction of the US economy.

US plumbing, under the overall guidance of the Ferguson management team, produced an excellent result with sales increasing by 9.6% and trading profit by 13.5%. Acquisitions in 2001 and 2002 accounted for £320.9 million of incremental sales and £12.8 million of additional profits. One-off costs of £6.7 million were incurred, relating to the integration of Westburne and Clayton into Ferguson. One-off profits of £3.3 million on property disposals were realised. The net margin percentage for US plumbing was slightly higher, primarily due to an increase in the gross profit percentage arising from further benefits of the distribution centre network. Cash flow from US plumbing operations significantly improved on the prior year as inventory reductions were achieved from the increased throughput at the distribution centres. Accordingly, the average working capital to sales ratio showed a good improvement on last year.

The integration of Westburne’s US business and Familian Northwest into Ferguson is on schedule and will bring synergies and additional opportunities for sales and profit growth over the coming years. In particular, an increase in Westburne’s US net margin percentage, which is currently around 3.5%, of at least 150 basis points should be achievable.

Canada

The market in Canada held up better than the USA throughout the financial year. Sales for the month of July were a record for Westburne in Canada, boosted by strong sales of HVAC equipment in a prolonged spell of hot weather. The Canadian management concluded that more favourable brand recognition would be achieved in the marketplace if the name Westburne ceased to be used. The Canadian business, now trading as Wolseley Canada, increased its net margin, Wolseley Canada exhibits many of the characteristics of other strong businesses within the Wolseley group, including tight cost control and a positive approach to achieving growth through a combination of organic expansion and bolt-on acquisitions.

US Building Materials Distribution

The division produced 23.3% (2001: 24.6%) of the group’s turnover and 19.8% (2001: 23.4%) of the group’s trading profit.

Sales for the division increased by 5.0% from £1,769.7 million to £1,857.7 million. A more selective approach to acquisitions in this division resulted in fewer transactions than recent years but acquisitions still contributed the majority of the increase in sales.

Sales volumes were marginally up on the prior year. Average lumber prices were virtually unchanged, although they remain at levels significantly below historical norms due to excess global supply of the commodity. As at 31 July 2002 the price for framing lumber was $309 per thousand board feet, compared to $324 at the same time last year.

Whilst the overall housing market remained resilient throughout the financial year at around 1.6 million starts, there were pockets of weakness. Regional markets in Denver, Detroit, Atlanta, Austin and Salt Lake City were all down on the prior year, whilst Los Angeles, Raleigh and Tampa showed gains. Competitive tensions, particularly in the weaker markets, created pressure on margins and the overall gross margin percentage finished below the prior year. Some of the weaker markets have recently shown more encouraging signs.

Action was taken early in the financial year to reduce headcount and other costs which helped to mitigate the effect of the gross margin erosion. This improved the trend in the net margin percentage in the second half although trading profit finished marginally down for the full year.

The process of harmonising the various different trading names within the division to Stock Building Supply (“STOCK”) is well in hand and is expected to be fully completed by the end of the calendar year. Implementation of the Nx Trend computer system has now been achieved in 51% of locations and all existing locations should be converted by July 2003. These improvements to the support systems and the stronger brand identity are expected to deliver increasing benefits to further enhance STOCK’s position as the number one distributor of building materials to the professional contractor in the USA. STOCK now operates in 24 states and continues to expand its value added capability in response to customer demand. Value added products achieve higher margins than framing lumber and enjoy more stable pricing characteristics. They account for 47% of the product range (2001: 43%).

STOCK produced a significant improvement in its operating cash flow through a reduction in inventory levels and a partnership programme with suppliers to extend payment terms. Suppliers increasingly recognise the benefits of dealing with the centralised purchasing function of STOCK.

In view of the weakness in certain regional markets, STOCK has reduced the level of construction loan lending and increased the percentage of loans on pre-sold as opposed to speculative homes. Construction loan receivables at 31 July 2002 amounted to £171.4 million compared to £215.5 million at the previous year end. Net interest receivable on construction loan lending amounted to £9.1 million compared to £6.7 million in the prior year. STOCK will continue to adopt a cautious approach with the loan portfolio which turned 1.63 times compared to 1.47 times in the prior year.

STOCK and Ferguson are working together to achieve synergies in administration and operations. In addition the two Wolseley US companies are collaborating on marketing a collectively wider range of products to major housebuilders. The “Whole House Project” is underway with the first pilot being launched in Tampa, Florida.

FINANCIAL

Net interest payable of £26.5 million (2001: £35.2 million) reflects lower interest rates on the group’s borrowings and a slightly lower working capital to sales ratio of 16.0% compared to 16.1% in the prior year. The interest cover is over 16 times (2001: 11 times before exceptionals).

The effective tax rate, on profit after interest but before goodwill, is unchanged from the previous year at 28%. It is anticipated that this rate will apply for the next financial year providing there are no significant changes to legislation.

Before exceptionals and goodwill amortisation, earnings per share increased by 15.1% from 47.4 pence to 54.6 pence. Total (FRS3) earnings per share were up by 55.3%, reflecting the exceptional loss on disposal of the remaining manufacturing operations in the previous year. The average number of shares in issue during the year was 577.1 million (2001: 575.3 million).

Shareholders’ funds increased by £103.5 million (6.9%) from £1,496.4 million to £1,599.9 million.

Net borrowings, excluding construction loan borrowings, decreased by £148.1 million to £545.6 million, despite the acquisition spend of £160.3 million, giving year-end gearing of 34.1%. Exchange translation benefited borrowings by £59.7 million as at 31 July 2002. Construction loan borrowings relating to the group’s US building materials distribution activities amounted to £171.4 million (2001: £215.2 million) and finance the secured construction loans receivable of £171.4 million (2001: £215.5 million).

Return on gross capital employed, including goodwill, is 16.7% (2001:16.5%), well ahead of the group's weighted average cost of capital.

The unamortised balance of acquisition goodwill in the balance sheet as at 31 July 2002 is £502.7 million (2001: £474.3 million). The increase reflects the acquisition spend in the current year.

Against the background of recent comment concerning asbestos litigation, Wolseley confirms that such litigation is not material to the group’s financial statements. For a number of years, Wolseley’s North American plumbing and heating distribution division has received claims relating to asbestos. All settled claims, including the associated legal costs, have been met by insurance. Insurance cover significantly exceeds the estimated liabilities. There has been no profit and loss account charge in this, or any prior financial year and no such charge is expected to arise in the future.

DIVIDENDS

In line with the strong financial performance of the group and its confidence in the future, the board is recommending a final dividend of 13.90 pence (2001: 12.35 pence) per share, an increase of 12.6%. With the interim dividend of 5.00 pence already paid, total dividends for the year will amount to 18.90 pence per share, an increase of 11.8% over dividends declared in respect of last year. The dividend cover is unchanged from last year at 2.6 times (before exceptional items).

The dividend reinvestment plan will continue to be available to shareholders.

OUTLOOK

The outlook for the group remains positive in the UK where the RMI market is expected to maintain its good momentum and higher levels of public sector spending should create further opportunities for growth.

Prospects in Continental Europe are less favourable and little change is expected from the flat markets seen by the group over the last financial year.

The key to activity levels in the USA lies in consumer and business confidence holding up. The market conditions, which our US companies are currently experiencing, create opportunities for further profitable growth. It is unlikely that the Industrial and Commercial market in the USA will show signs of any upturn before the end of the calendar year but prospects for the housing market, remodelling and infrastructure spending are currently more encouraging. The mixed regional variations are likely to continue since local economies in the USA are driven by different influencing factors. The diversity and market positioning of the group’s US businesses will enable them to continue to outperform overall market trends.

The outlook for Wolseley in Canada is positive, although, once again, regional variations are likely.

The group should continue to benefit over the next financial year from the additional organic growth opportunities created by recent acquisitions, and from cost savings and synergies relating to the integration of business units. The clear strategic focus of the group, together with the increasing scale and market strength of its businesses, should enable further progress to be achieved over the coming year. The increasing diversity in the product range and the customer base of group companies, coupled with the ability to cut costs where necessary, will continue to stand the group in good stead in these challenging times.

24 September 2002

GROUP PROFIT AND LOSS ACCOUNT

	Year to 31 July 2002		Year to 31 July 2001

	£m		£m
Turnover (note 3)
Continuing operations	7,865.4		7,141.6
Acquisitions	102.2		—

	7,967.6		7,141.6
Discontinued activities	—		53.3

	7,967.6		7,194.9

Operating profit before goodwill amortisation (note 4)	463.9		414.2

Goodwill amortisation	(26.7)		(17.8)

Operating profit
Continuing operations	434.5		392.7
Acquisitions	2.7		—

	437.2		392.7
Discontinued activities	—		3.7

	437.2		396.4

Loss on disposal of operations	—		(70.0)

Profit on ordinary activities before interest	437.2		326.4

Net interest payable	(26.5)		(35.2)

Profit on ordinary activities before tax	410.7		291.2

Taxation
Current tax charge	(108.1)		(102.8)
Deferred tax charge	(14.4)		(3.3)

	(122.5)		(106.1)

Profit after tax (attributable to ordinary shareholders)	288.2		185.1

Dividends	(109.2)		(97.4)

Profit retained	179.0		87.7

Earnings per share
Before exceptionals and goodwill amortisation	54.58	p	47.43	p
Goodwill amortisation	(4.62	)p	(3.09	)p
Exceptionals	—		(12.17	)p

FRS 3 basis	49.96	p	32.17	p

Diluted earnings per share	49.46	p	32.12	p

Dividends per share	18.90	p	16.90	p

Translation rates
US dollars	1.4569		1.4464
Euro	1.6085		1.6299

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Year to 31 July 2002		Year to 31 July 2001

	£m		£m
Profit for the period	288.2		185.1
Currency translation difference	(84.3)		35.6

Total gains and losses recognised during the year	203.9		220.7

GROUP BALANCE SHEET AT 31 JULY 2002

	2002 Total	2001 Total

	£m	£m
FIXED ASSETS

Intangible assets	502.7	474.3
Tangible assets	582.1	592.5

	1,084.8	1,066.8

CURRENT ASSETS

Stocks	1,050.9	1,093.8
Debtors and property awaiting disposal	1,372.7	1,362.0
Construction loans receivable (secured)	171.4	215.5
Investments	9.3	14.3
Cash at bank, in hand and on deposit	204.9	243.4

	2,809.2	2,929.0

CREDITORS: amounts falling due within one year

Bank loans, overdrafts and other loans	252.2	274.4
Construction loan borrowings (unsecured)	171.4	215.2
Corporation tax	46.0	59.8
Proposed dividend	80.3	71.2
Other creditors	1,119.6	1,116.0

	1,669.5	1,736.6

NET CURRENT ASSETS	1,139.7	1,192.4

TOTAL ASSETS LESS CURRENT LIABILITIES	2,224.5	2,259.2

CREDITORS: amounts falling due after one year

Borrowings	507.6	677.0

PROVISIONS FOR LIABILITIES AND CHARGES	117.0	85.8

	624.6	762.8

	1,599.9	1,496.4

CAPITAL AND RESERVES

Called up share capital	144.5	144.1
Share premium account	169.1	161.9
Profit and loss account	1,286.3	1,190.4

SHAREHOLDERS’ FUNDS	1,599.9	1,496.4

Translation rates:
US Dollars	1.5622	1.4252
Euro	1.5934	1.6289

SUMMARISED GROUP CASH FLOW STATEMENT

	Year to 31 July 2002	Year to 31 July 2001

	£m	£m

CASH FLOW FROM OPERATING ACTIVITIES*	584.1	518.0
Returns on investments and servicing of finance	(22.5)	(36.9)
Taxation paid	(119.6)	(90.9)
Capital expenditure and financial investment	(96.8)	(108.8)
Acquisitions	(169.9)	(400.6)
Purchase of minorities	—	(1.5)
Disposals	8.2	13.0
Equity dividends paid	(100.1)	(90.8)
Financing - Issue of shares	7.6	5.5

CHANGE IN NET DEBT RESULTING FROM CASH FLOWS	91.0	(193.0)
New loans and finance leases	(2.6)	(4.8)
Translation difference	59.7	(41.6)

Movement in net debt in period	148.1	(239.4)
Opening net debt	(693.7)	(454.3)

Closing net debt	(545.6)	(693.7)

* RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

	Year to 31 July 2002	Year to 31 July 2001

	£m	£m

Operating profit	437.2	396.4
Depreciation charges	92.5	85.4
Goodwill amortisation	26.7	17.8
Decrease in stocks	7.4	33.1
Increase in debtors	(24.0)	(70.1)
Increase in creditors & provisions	44.0	54.8
Increase in net construction loans	0.3	0.6

Net cash flow from operating activities	584.1	518.0

NOTES ON THE ATTACHED PROFIT AND LOSS ACCOUNT AND BALANCE SHEET

1	These accounts have been prepared on the basis of the accounting policies set out in the group's 2002 Annual Report and Accounts.

2	The financial information set out above is extracted from the group's full accounts for the years ended 31 July 2001 and 31 July 2002. Statutory accounts for 2001 have been delivered to the Registrar of Companies, and those for 2002 will be delivered following the Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

3	Analysis of change in sales
	2001 £m	Exchange £m	New Acquisitions 2002 £m	Acquisitions Increment 2001 £m	Movement in Sales in Discontinued Operations £m	Organic Change		2002 £m
						£m	%
European Distribution	2,371.4	11.5	5.5	64.4	—	64.7	2.7	2,517.5

North American Plumbing & Heating Distribution	3,000.5	(23.2)	61.2	568.7	—	(14.8)	(0.5)	3,592.4

US Building Materials Distribution	1,769.7	(12.8)	35.5	58.9	—	6.4	0.4	1,857.7

	7,141.6	(24.5)	102.2	692.0	—	56.3	0.8	7,967.6
Discontinued Operations	53.3	5.9	—	—	(59.2)	—	—	—

	7,194.9	(18.6)	102.2	692.0	(59.2)	56.3	0.8	7,967.6

4	Analysis of change in operating profit before goodwill amortisation
	2001 £m	Exchange £m	New Acquisitions 2002 £m	Acquisitions Increment 2001 £m	Movement in Profit in Discontinued Operations £m	Organic Change		2002 £m
						£m	%
European Distribution	158.2	0.5	(0.1)	2.6	—	10.2	6.4	171.4

North American Plumbing & Heating Distribution	155.5	(2.0)	2.5	28.8	—	15.9	10.4	200.7

US Building Materials Distribution	96.8	(0.7)	1.4	4.6	—	(10.3)	(10.7)	91.8

	410.5	(2.2)	3.8	36.0	—	15.8	3.9	463.9

Discontinued Operations	3.7	—	—	—	(3.7)	—	—	—

	414.2	(2.2)	3.8	36.0	(3.7)	15.8	3.8	463.9

5	Summary of acquisitions

	An analysis of the consideration, including debt, and the expected contribution to turnover in a full year is as follows:

	Division	Consideration	Full year contribution to turnover
		£m	£m

	European Distribution	60.3	124
	North American Plumbing & Heating Distribution	86.3	185
	US Building Materials Distribution	13.7	52

		160.3	361

	The above consideration is subject to adjustment in certain of the acquisitions.

	Since the year end, the group has completed a further 3 acquisitions for an aggregate consideration, including debt, of £16.5 million.

TIMETABLE FOR AGM AND DIVIDENDS

2002

13 December – Annual General Meeting

2003

2 January – Shares quoted ex-dividend

6 January – Record date for dividend

10 January – Final date for DRIP elections

31 January – Dividend payment date

 A copy of this Preliminary Announcement, together with other recent public announcements can be found on Wolseley's web site at www.wolseley.com.
Copies of the Preliminary Results' presentation given to stockbrokers' analysts are also available on the site.

- Ends -